December 2, 2010

VIA EDGAR

Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	SMTC Corporation (the “Company”)

Form 10-K for the Fiscal Year Ended January 3, 2010

Filed March 19, 2010

Form 10-K/A for the Fiscal Year Ended January 3, 2010

Filed May 3, 2010

File No. 000-31051

Dear Mr. Krikorian:

We respectfully request an extension to respond to your letter dated November 17, 2010 (the “Comment Letter”). We received it on November 23, 2010 and do not believe that we can respond to the Comment Letter within 10 business days of its date without unreasonable effort or expense. As a result, we request that you allow us to submit our response by Friday, December 17, 2010.

Please call me at 905-479-1810 if you would like to discuss this request. We look forward to your response and thank you for your consideration.

Sincerely,

/s/ Jane Todd

Chief Financial Officer

SMTC Corporation

Headquarters: 635 Hood Road, Markham, Ontario, Canada L3R 4N6

Telephone: 905-479-1810 Fax: 905-479-5326 Web Site: www.smtc.com

Toronto • San Jose • Mexico • China